EXHIBIT 1

Name and Business Address	Age	Present Principal Occupation and Background
Scott Galloway 42 W. 15th Street, #2 New York, NY 10011	40

Mr. Galloway has been a Visiting Assistant Professor, New York University Leonard N. Stern School of Business since September 2002. He served as a member of the Company's board of directors from June 2002 to 2004. Mr. Galloway also served as Director of the Company from September 1997 to August 2000 and the Chairman of the Board of the Company from September 1997 to February 2000. From January 2000 to January 2002, Mr. Galloway served as the Chief Executive Officer and Chairman of the Board at Brand Farm. Mr. Galloway served as the Chief Executive Officer of Prophet Brand Strategy, Inc., a brand consulting firm, from June 1992 to January 2000 and was Chairman at Prophet from 2000 to 2002. Mr. Galloway received an MBA from the University of California at Berkeley and a BA in Economics from the University of California at Los Angeles.

Robert M. Perkowitz 3817 Bonwood Drive Charlotte, NC 28211	50

Mr. Perkowitz has been the President of Paradigm Management, Inc., an investment and consulting firm, since 1993. From 1996 until 2001, Mr. Perkowitz held various positions with Smith+Noble, a direct marketer of custom window treatments, textile products and rugs, including President and Chief Executive Officer (1/98-5/01) and Vice President & Chief Operating Officer (5/96-12/97). From 1998 until 2001, Mr. Perkowitz held various positions with Cornerstone Brands, Inc., a family of leading catalog companies for the home, leisure and casual apparel, including President and Chief Operation Officer (5/00-3/01), Vice President and Chief Operating Officer (7/99-5/00) and Vice President, Strategic Planning (11/98-7/99).

John Pound 53 Westbourne Terrace Brookline,MA 02446	50

Mr. Pound has served as President and a director of Integrity Brands, Inc., a firm that originates and oversees investments in specialty retail and branded consumer products companies, since July 1999. From February 1998 to February 1999, Mr. Pound was Chairman and Chief Executive Officer of CML Group, Inc. and Chairman of its wholly-owned subsidiaries, Nordic Track and Smith & Hawken. From 1995 to 1997, Mr. Pound was a limited partner in The Trinity Fund I, L.P., an investment partnership, and an advisor to Thomas M. Taylor & Co., its general partner. From 1987 to 1997, Mr. Pound taught corporate finance and corporate governance at Harvard University. Mr. Pound is a director of The Gymboree Corporation and serves on its audit committee.

Greg Shove 4662 Alpine Road Portola Valley, CA, 94028	43

Mr. Shove has been a Partner with Wimbledon Ventures, a venture capital firm, since 2001. From February 2000 until December 2000, Mr. Shove was the Chairman and interim Chief Executive Officer of Katmango Inc. From 1998 until 2000, Mr. Shove was the Vice President — Business Development, E-Commerce at America Online, Inc.